UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AMERI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02362F104
(CUSIP Number)

SRINIDHI “DEV” DEVANUR
AMERI HOLDINGS, INC.
100 Canal Pointe Boulevard, Suite 108
Princeton, New Jersey 08540
(732) 243-9250
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON SRINIDHI “DEV” DEVANUR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,276,375
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,276,375
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,276,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 02362F104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 1, 2016, the Issuer issued 299,250 Shares to Srinidhi “Dev” Devanur in connection with the completion of the Issuer’s acquisition of Ameri Consulting Service Private Limited (“Ameri India”) on July 1, 2016, pursuant to the terms of a Stock Purchase Agreement dated May 26, 2015, for aggregate consideration consisting of (i) $1.00 and (ii) the consideration furnished by the Issuer to Srinidhi “Dev” Devanur and Giri Devanur and their affiliates pursuant to that certain Agreement of Merger and Plan of Reorganization, dated as of May 26, 2015 (the “Merger Agreement”), as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2015.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,885,972 Shares, which represents (1) the 13,586,722 Shares outstanding as of August 12, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2016 plus (2) the 299,250 Shares issued to Mr. Devanur upon the closing of the Merger.

(a)	As of the close of business on September 6, 2016, Mr. Devanur beneficially owned 6,276,375 Shares.

Percentage: Approximately 45.2%

(b)	1. Sole power to vote or direct vote: 6,276,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,276,375
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Devanur acquired 299,250 Shares in connection with the completion of the Issuer’s acquisition of Ameri India as further described in Item 3 above.

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2016

/s/ Srinidhi Devanur
SRINIDHI DEVANUR